Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276774

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 2, 2024)

95,111 American Depositary Shares representing

47,555,560

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 2, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-276774), with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on July 9, 2025 (the “June 11, 2025 Form 6-K”). Accordingly, we have attached the July 9, 2025 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On July 8, 2025, the last reported sale price of the ADSs on Nasdaq was $6.825 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 9, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 9, 2025, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Reports Early Efficacy Data from First Triple-Negative Breast Cancer Patient Receiving Paxalisib Combination Regimen achieving >50% Reduction in Circulating Tumor Cells in Phase 1b Trial”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated July 9, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 9 July 2025

Exhibit 99.1

Kazia Therapeutics Reports Early Efficacy Data from First Triple-Negative Breast Cancer Patient Receiving Paxalisib Combination Regimen achieving >50% Reduction in Circulating Tumor Cells in Phase 1b Trial

Kazia Therapeutics (NASDAQ: KZIA) is pleased to announce preliminary results from the first patient in its Phase 1b trial evaluating a combination regimen of Paxalisib, pembrolizumab (Keytruda®), and standard chemotherapy after completing Cycle 1 (21 days) of dosing. The patient, a 61-year-old woman with metastatic triple-negative breast cancer localized to the left upper lobe of the lung, has shown highly encouraging preliminary results at 21 days, with a >50% reduction in circulating tumor cells (CTCs) and a notable decrease in CTC clusters.

The early data in this first patient closely mirror the mechanistic preclinical findings published in Molecular Cancer Therapeutics (https://aacrjournals.org/mct/article/doi/10.1158/1535-7163.MCT-24-0693/762979/Depleting-the-Action-of-EZH2-through-PI3K-mTOR), which highlight that Paxalisib, when combined with immunotherapy, significantly disrupted both single CTCs and multicellular clusters in preclinical models.

Key Highlights

- Patient Profile: 61-year-old female, metastatic triple-negative breast cancer (lung metastasis).

- Investigational Regimen: Paxalisib, pembrolizumab, and chemotherapy.

- Results at Day 21 (End-of-Cycle 1):

•	>50% reduction in total CTC count.

•	Comparable reduction in CTC clusters—these aggregates are associated with heightened metastatic potential.

•	Reduction in the mesenchymal phenotype of the remaining CTCs; this phenotype is one of the hallmarks of aggressive metastatic seeding cancer cells.

•	First-in-human data support potential for potent CTC mobilization suppression by this combination.

Clinical Significance of Patient Data

CTC clusters have long been recognized as critical mediators of metastasis and markers of poor prognosis. They are known to resist apoptosis, evade immune detection, and seed new tumor sites with exceptional efficiency. Notably, standard chemotherapy has been shown in some studies to transiently increase CTC and cluster counts within the first cycle, with levels sometimes doubling before normalizing after cycle two. In contrast, immunotherapy alone has demonstrated variable impact, often showing delayed or modest effects on CTCs, likely due to immune-mediated mechanisms over weeks to months.

In this case, the combination regimen of Paxalisib and immunotherapy achieved a rapid reduction in both CTC numbers and clusters as well as a reduction in the mesenchymal phenotype—an outcome not typically seen with chemotherapy or immunotherapy alone after only 21 days of treatment. This early clinical data reflects mechanistic synergy consistent with the preclinical data described in the MCT manuscript.

Dr. John Friend, MD, Chief Executive Officer of Kazia Therapeutics, said “It is very exciting to see our extensive preclinical research translate into such positive early data in this first patient receiving a combination of Paxalisib and immunotherapy. The degree of reduction in tumor cell dissemination markers in just 21 days gives us strong reason for optimism as we continue this clinical trial.”

Dr. Friend continued “CTC clusters are emerging as key drivers of metastatic spread—they’re 20–100X more efficient at seeding than single CTCs—and the sharp decline we’re seeing is truly encouraging. We believe this combination may offer a meaningful early intervention against systemic disease progression.”

Next Steps

- Explore potential relationship between CTC kinetics and radiographic responses

- Enrollment continues in the Phase Ib study, expanding cohort size to assess safety, tolerability, and pharmacodynamics

- Planned comprehensive analysis of immune microenvironment and CTC kinetics across all patients through serial monitoring

- Longer-term follow-up will include imaging, progression-free survival, and assessment of correlation with molecular biomarkers

For investor and media, please contact Alex Star, Managing Director LifeSci Advisors LLC, Astarr@lifesciadvisors.com, +1-201-786-8795.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. Our lead program is paxalisib, an investigational brain penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024 and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the FDA in February 2018, and Fast Track Designation (FTD) for glioblastoma by the FDA in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase I study has been completed and preliminary data was presented at 15th Biennial Ovarian Cancer Research Symposium in September 2024. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its paxalisib program, the potential results of its Phase 1b clinical trial evaluating paxalisib in combination with olaparib or pembrolizumab for patients with advanced breast cancer, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies, the potential market opportunity for paxalisib and Kazia’s intent and efforts to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with clinical and preclinical trials and product development, including the risk that interim or early data may not be consistent with final data, risks related to regulatory approvals, risks related to the impact of global economic conditions, and risks related to Kazia’s ability to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorized for release by Dr John Friend, CEO